# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Permian Basin Royalty Trust, CIK 0000319654
CUSIP: 714236106
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: 3838 Oak Lawn Ave, Suite 1720, Dallas, Texas (TX), 75219
Date of event which requires filing of this statement: 10/09/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001803391
Persons authorized to receive notices and communications: Eric L. Oliver, c/o SoftVest Advisors, LLC, 400 Pine Street, Suite 1010, Abilene, Texas (TX), 79601, (650) 516-4310

## Reporting persons
- SoftVest Advisors, LLC (CIK 0001803391): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025.
- SoftVest GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025. SoftVest GP I, LLC is the general partner of, and may be deemed to beneficially own securities owned by, SoftVest, L.P.
- SoftVest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025.
- Eric L. Oliver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 17,000 Units of Beneficial Interest held by family members of and partnerships for the benefit of the family of Eric L. Oliver. Mr. Oliver disclaims beneficial ownership of any such Units of Beneficial Ownership except to the extent of any pecuniary interest therein.
  
  Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Units of Beneficial Interest
Name of issuer: Permian Basin Royalty Trust
Address of issuer's principal executive offices: 3838 Oak Lawn Ave, Suite 1720, Dallas, Texas (TX), 75219

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) SoftVest Advisors, LLC, a Delaware limited liability company ("SoftVest Advisors"), (ii) SoftVest, LP, a Delaware limited partnership ("SoftVest, LP"), (iii) SoftVest GP I, LLC, a Delaware limited liability company ("SoftVest GP,"), and (iv) Eric L. Oliver, an individual ("Mr. Oliver", and together with SoftVest Advisors, SoftVest, LP, and SoftVest GP, the "Reporting Persons", and individually, a "Reporting Person"). SoftVest Advisors is the investment manager of SoftVest, LP. SoftVest GP is the general partner of SoftVest, LP. Mr. Oliver is the managing member of SoftVest GP.
Residence or business address: The principal business address of the Reporting Persons is 400 Pine Street, Suite 1010, Abilene, TX, 79601.
Present principal occupation or employment: The principal business of SoftVest Advisors is to serve as investment manager of SoftVest, LP. The principal business SoftVest GP is to act as general partner to SoftVest, LP. SoftVest, LP is a hedge fund specializing in the ownership of oil and gas minerals and royalties. The principal occupation of Mr. Oliver is serving as President and managing member of SoftVest Advisors.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See response to Item 6 of each of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
SoftVest, LP expended an aggregate of approximately $51.7 million of its own investment capital to acquire the 6,217,107.00Units beneficially owned by it.

The Reporting Persons may effect purchases of Units through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in Units may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Units.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Units for investment purposes.

The Reporting Persons believe in the financial strength of the Trust and its underlying assets and commend Argent Trust Company, as trustee for the Trust (the "Trustee") for its stewardship of the Trust, including the favorable settlement in August 2025 of its litigation against Blackbeard Operating, LLC ("Blackbeard"), the operator of the properties in the Waddell Ranch, in Crane County, Texas, in which the Trust holds a 75% net overriding royalty.

Following preliminary conversations with the Trustee, Blackbeard and other industry participants, the Reporting Persons have come to the belief that Trust Unit holders would be better positioned to maximize value for their interests in the Trust if the Trust was converted into a publicly traded corporation (the "Proposed Conversion"). The Proposed Conversion would be effected by means of (1) the transfer of the Trust's assets to a newly-formed corporation (the "Newco"), (2) the subsequent distribution of Newco's shares to Unit holders and (3) the termination of the Trust.

Among other things, the Proposed Conversion (i) would allow management by a board of directors operating under modern governance principles and (ii) would enable Newco to explore value maximizing transactions. These transactions could include, among other things (collectively, the "Potential Strategic Transactions"):

- restructuring the Trust's existing net overriding royalty interests in the Waddell Ranch (which are subject to deductions for accrued production costs associated with drilling, maintaining and abandonment of wells) into interests in (x) a traditional royalty on the minerals and surface that is not burdened by production costs and (y) the operating company;

- participating in the monetization of the knowledge and expertise gained by Blackbeard in operating the Trust properties; and

- implementation of a hedging strategy, which would better align the economic incentives of Blackbeard and Newco.

We believe the forgoing types of transactions are currently a restricted activity under the Royalty Trust Indenture of the Trust dated November 1, 1980, as later restated and amended (the "Trust Indenture").

The Trust Indenture requires the affirmative vote of at least 75% of the outstanding Units to take the actions needed to effect the Proposed Conversion. The Reporting Persons have been advised that achieving such a vote is practically impossible given the disperse ownership of Units and historical lack of participation by Unit holders at special meetings. By way of illustration, the last special meeting of Unit holders, held on May 4, 2022, garnered a quorum of just approximately 54.8% of the outstanding Units after a solicitation period of over three months. In fact, the special meeting, which was initially scheduled for April 5, 2022, had to be adjourned due to lack of a requisite quorum. Therefore, the Reporting Persons believe that the only pragmatic path to effect the Proposed Conversion is by means of a judicial reformation of the Trust Indenture to allow for the approval of any amendment to the Trust Indenture by a simple majority of votes cast by Unit holders at a special meeting (at which a quorum is present) (the "Indenture Reformation").

In furtherance of the foregoing, and in coordination with the Trustee, the Reporting Persons intend to take reasonable steps to request that the Trustee call a special meeting (the "Special Meeting") of holders of Units to consider and vote on a non-binding proposal in support of SoftVest Advisors or another appropriate party taking appropriate actions to effect the Indenture Reformation (the "Proposal"). If the Proposal is approved at the Special Meeting by the affirmative vote of a majority of Units cast at a special meeting (at which a quorum is present), the Reporting Persons currently intend to seek, as beneficiaries, the Indenture Reformation in a court of competent jurisdiction.

Under the Trust Indenture the Special Meeting will be called by the Trustee at the written request of Unit holders owning not less than 15% of the then outstanding Units. The Reporting Persons intend to engage in discussions with one or more Unit holders to get support to call the Special Meeting. In respect to calling the Special Meeting, the Reporting Persons do not seek directly or indirectly, either on its own or another's behalf, the power to act as proxy for any Unit holder, and is not requesting or accepting any form of revocation, abstention, consent or authorization from any Unit holder.

On October 9, 2025, SoftVest Advisors and the Trustee entered into a Coordination and Confidentiality Agreement (the "Coordination Agreement"), pursuant to which, among other things, (1) SoftVest Advisors will file preliminary proxy materials with the Securities and Exchange Commission to solicit proxies from Unit holders in support of the approval of the Proposal at the Special Meeting (the "Solicitation"); and (2) the Trustee in accordance with the Trust Indenture will cause to be furnished to SoftVest Advisors and its representatives such list Unit holders, of non-objective beneficial owners and other records reasonably available to the Trustee to facilitate the Solicitation. The foregoing description of the Coordination Agreement is qualified in its entirety by reference to the Coordination Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein.

The Reporting Persons cannot guarantee that (1) they will proceed to effect the Indenture Reformation, even if the Proposal is approved at the Special Meeting; (2) if the Proposal is approved and SoftVest Advisors or another party seeks the Indenture Reformation, an appropriate court would necessarily approve the Indenture Reformation on the terms sought, or at all (or the timing thereof) or (3) if the Proposed Conversion is completed, Blackbeard and its affiliates will enter into any Potential Strategic Transaction on terms acceptable to the board of directors of Newco, or that the board of directors of Newco will engage in any discussion related to a Potential Strategic Transaction. Furthermore, if the Proposal is approved at the Special Meeting and the Indenture Reformation is approved by an appropriate court on the terms sought, a further vote from Unit holders will be required to approve the final terms of the Proposed Conversion.

The Reporting Persons currently intend to engage in discussions with the Trustee, other Unit holders, and other industry participants (including Blackbeard) to discuss various opportunities to maximize the value of the Trust for the benefit of holders of the Units. Such discussions may include, among other subjects (1) the Proposed Conversion, including without limitation, the capitalization, dividend policy, business, corporate structure, management, board of directors, governance, charter and bylaws of Newco; (2) extraordinary corporate transactions in which Newco may engage, including, without limitation, any of the Potential Strategic Transactions or similar transactions; and (3) costs associated with transitioning the Trust business to Newco.

The Reporting Persons intend to review their investment in the Units on a continuing basis. Depending on various factors including, without limitation, the Trust's financial position and strategy, the price levels of the Units, conditions in the securities markets, general economic and industry conditions, and Unit holder support to complete the Indenture Reformation and Proposed Conversion, the Reporting Persons may in the future take such actions with respect to their investment in the Trust as they deem appropriate including, without limitation, (1) purchasing additional Units, (2) selling some or all of their Units, or (3) sponsoring or ceasing to sponsor the Indenture Reformation and Proposed Conversion. The Reporting Persons may also take other steps to increase value for the holders of Units as well as pursue other plans or proposals that relate to, or would result in, any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D (including those described in this Item 4).

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

SoftVest, LP will file a proxy statement with the SEC in connection with the solicitation of proxies for the Special Meeting. SoftVest, LP will furnish the definitive proxy statement to holders of Units, together with a WHITE proxy card. INVESTORS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the proxy statement, any amendments or supplements to the proxy statement and other documents that SoftVest, LP files with the SEC from the SEC's website at www.sec.gov.

The Reporting Persons may be deemed participants in the solicitation of proxies from holders of Units in connection with the Proposal. Information about such participants' beneficial ownership of Units is set forth under Item 5 below. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Special Meeting will be included in the proxy statement that SoftVest, LP will file with the SEC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Percentages of the Units outstanding reported in this Schedule 13D are calculated based upon the 46,608,796 Units outstanding as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025.

SoftVest, LP directly holds 6,217,107.00Units (the "Beneficially Owned Units"), which represents approximately 13.3% of the outstanding Units. SoftVest Advisors is the investment manager of SoftVest, LP, SoftVest GP is the general partner of SoftVest, LP, and Mr. Oliver is the managing member of SoftVest GP; as a result, each of Mr. Oliver, SoftVest Advisors, and SoftVest GP may be deemed to beneficially own the Units owned by SoftVest, LP. The Beneficially Owned Units exclude 17,000 Units held by family members of and partnerships for the benefit of the family of Eric L. Oliver. Mr. Oliver disclaims beneficial ownership of any such Units of Beneficial Ownership except to the extent of any pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: SoftVest, LP directly holds 6,217,107.00Units (the "Beneficially Owned Units"), which represents approximately 13.3% of the outstanding Units. SoftVest Advisors is the investment manager of SoftVest, LP, SoftVest GP is the general partner of SoftVest, LP, and Mr. Oliver is the managing member of SoftVest GP; as a result, each of Mr. Oliver, SoftVest Advisors, and SoftVest GP may be deemed to beneficially own the Units owned by SoftVest, LP. The Beneficially Owned Units exclude 17,000 Units held by family members of and partnerships for the benefit of the family of Eric L. Oliver. Mr. Oliver disclaims beneficial ownership of any such Units of Beneficial Ownership except to the extent of any pecuniary interest therein.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transactions in the securities of PBT during the past sixty days. However, on September 19, 2025, a total of 8,587 short put options written by Softvest, LP expired according to their terms, as disclosed on the Form 4 filed by the Reporting Persons on September 22, 2025.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of Units.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Cooperation Agreement

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

Joint Filing Agreement

On October 9, 2025, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of PBT. Such Joint Filing Agreement is attached hereto as Exhibit 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
(1) Cooperation Agreement, dated October 9, 2025
(2) Joint Filing Agreement, dated October 9, 2025

## Signatures
- SoftVest Advisors, LLC: /s/ Eric Oliver, Eric Oliver/President and Managing Member (10/10/2025)
- SoftVest GP I, LLC: /s/ Eric Oliver, Eric Oliver/President and Managing Member (10/10/2025)
- SoftVest, L.P.: By: SoftVest GPI, LLC its general partner, /s/ Eric Oliver, Eric Oliver/President and Managing Member (10/10/2025)
- Eric L. Oliver: /s/ Eric Oliver, Eric Oliver (10/10/2025)